File No. 812-13501

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
_____________________

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT H
LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N
1300 South Clinton Street
Fort Wayne, IN 46802

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H
LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES
100 Madison Street, Suite 1860
Syracuse, NY 13202

LINCOLN FINANCIAL DISTRIBUTORS, INC.
2001 Market Street, 4th Floor
Philadelphia, PA 19103
________________________________

Communications, Notice and Order to:

Ronald Bessette, Esq.
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Copies to:

Robert O. Sheppard, Esq.
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, NY 13202

February 4, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

THE LINCOLN NATIONAL LIFE	)	AMENDED AND
INSURANCE COMPANY	)	RESTATED APPLICATION
	)	FOR AN ORDER OF
	)	EXEMPTION
	)	PURSUANT TO
	)	SECTION 6(c) OF THE
LINCOLN NATIONAL VARIABLE	)	INVESTMENT COMPANY
ANNUITY ACCOUNT H	)	ACT OF 1940, AS
LINCOLN LIFE VARIABLE ANNUITY	)	AMENDED
ACCOUNT N	)
1300 South Clinton Street	)
Fort Wayne, IN 46802)
)
LINCOLN LIFE & ANNUITY	)
COMPANY OF NEW YORK	)
)
LINCOLN LIFE & ANNUITY	)
VARIABLE ANNUITY ACCOUNT H	)
LINCOLN NEW YORK ACCOUNT N	)
FOR VARIABLE ANNUITIES	)
100 Madison Street, Suite 1860)
Syracuse, NY 13202)
)
LINCOLN FINANCIAL DISTRIBUTORS, INC.	)
2001 Market Street, 4th Floor	)
Philadelphia, PA 19103)
)
File No. 812-13501)

I.           STATEMENT OF FACTS
This Amended and Restated Application is filed by The Lincoln National Life Insurance Company (“Lincoln Life”), Lincoln National Variable Annuity Account H (“Lincoln Life Account H”), Lincoln Life Variable Annuity Account N (“Lincoln Life Account N”), Lincoln Life & Annuity Company of New York (“Lincoln New York” and together with Lincoln Life, the “ Life Companies”), Lincoln Life & Annuity Variable Annuity Account H (“Lincoln New York Account H”) and Lincoln New York Account N for Variable Annuities (“Lincoln New York Account N” and, together with Lincoln Life Account H, Lincoln Life Account N and Lincoln New York Account H, the “Accounts”) and Lincoln Financial Distributors, Inc. (“LFD”) (the Life Companies, the Accounts and LFD are collectively referred to as the “Applicants”). The Applicants hereby request the Securities and Exchange Commission (the “Commission”), to issue an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), to exempt them from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit recapture of certain bonus credits from death benefits with respect to (1) the deferred variable annuity contracts, including data pages, riders and endorsements, described herein that the Life Companies intend to issue (the “New Contracts”), (2) the deferred variable annuity contracts and, including data pages, riders and endorsements,  substantially similar to the New Contracts that the Life Company may issue in the future (the “Future Contracts”) (New Contracts and Future Contracts referred to collectively as the “Contract(s)”), (3) any other separate accounts of the Life Companies and their successors in interest (“Future Accounts”) that support the Contracts, and (4) any Financial Institutions Regulatory Authority (“FINRA”) member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future, may act as principal underwriter for the Contracts (“Future Underwriters”).
The Applicants propose to recapture from death benefits any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as  the death benefit claim is approved by the Life Companies (unless a surviving spouse beneficiary elects to continue the Contract as the new contractowner). Applicants will not recapture bonus credits for purchase payments received more than twelve months prior to the date of death of the contractowner or annuitant. Bonus credits will not be recaptured once annuity payouts begin under a Contract except under the i4LIFE® Advantage optional annuity payout rider which is the only annuity payout option that provides a death benefit. There is no difference in how bonus credits will be recaptured upon the death of either the contractowner or annuitant.

II.           DESCRIPTION OF APPLICANTS AND THE CONTRACTS
A.           APPLICANTS
1.           Lincoln Life
Lincoln Life is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905.  Lincoln Life is principally engaged in offering life insurance policies and annuity contracts and is licensed to conduct insurance business in all states (except New York) and the District of Columbia, Guam, and the Virgin Islands.  For purposes of the Act, Lincoln Life is the depositor and sponsor of Lincoln Life Account H and Lincoln Life Account N as those terms have been interpreted by the Commission with respect to variable annuity separate accounts. Lincoln Life also serves as depositor for several currently existing Future Accounts, one or more which may support obligations under the Contracts. Lincoln Life may establish one or more additional Future Accounts for which it will serve as depositor. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968.
2.           Lincoln Life Account H
The Board of Directors of Lincoln Life established Lincoln Life Account H under Indiana law on February 7, 1989.  Under Indiana law, the assets of Lincoln Life Account H are equal to the reserves and other contract liabilities with respect to that Account, and are held separately from all other assets of Lincoln Life, for the benefit of the contractowners of, and the persons entitled to payment under, contracts issued through Lincoln Life Account H.  Consequently, such assets are not chargeable with liabilities arising out of any other business Lincoln Life may conduct.  Income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to, or charged against, that subaccount without regard to other income, gains or losses of Lincoln Life.  Lincoln Life Account H meets the definition of a “separate account” as defined in Rule 0-1(e) under the Act, is registered under the Act as a unit investment trust (File No. 811-05721),1 and interests in Lincoln Life Account H offered through the Contracts will be registered under the Securities Act of 1933 (“1933 Act”) on Form N-4.
Lincoln Life Account H is comprised of subaccounts established to receive and invest net purchase payments under the Contracts.  Each sub-account invests exclusively in the shares of a specified portfolio and supports the Contracts.
3.           Lincoln Life Account N
The Board of Directors of Lincoln Life established Lincoln Life Account N under Indiana law on November 3, 1997.  Under Indiana law, the assets of Lincoln Life Account N are equal to the reserves and other contract liabilities with respect to that Account, and are held separately from all other assets of Lincoln Life, for the benefit of the contractowners of, and the persons entitled to payment under, contracts issued through Lincoln Life Account N.  Consequently, such assets are not chargeable with liabilities arising out of any other business Lincoln Life may conduct.  Income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of Lincoln Life.  Lincoln Life Account N meets the definition of a “separate account” as defined in Rule 0-1(e) under the Act, is registered under the Act as a unit investment trust (File No. 811-08517), and interests in Lincoln Life Account N offered through the Contracts will be registered under the 1933 Act on Form N-4.
Lincoln Life Account N is comprised of subaccounts established to receive and invest net purchase payments under the Contracts.  Each subaccount invests exclusively in the shares of a specified portfolio and supports the Contracts.

4.	Lincoln New York
Lincoln New York is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. Lincoln New York is a wholly owned subsidiary of Lincoln Life which in turn is a wholly owned subsidiary of LNC. Lincoln New York is primarily engaged in offering life insurance policies and annuity contracts and is licensed to conduct insurance business in all fifty states of the United States, the U.S. Virgin Islands and the District of Columbia.
Lincoln New York was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (the former Lincoln New York) merged with and into Lincoln New York (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, Jefferson Pilot LifeAmerica Insurance Company’s name was changed to Lincoln Life & Annuity Company of New York.
5.	Lincoln New York Account H
The Board of Directors of the former Lincoln New York established Lincoln New York Account H under New York law on July 24, 1996. Under New York law, the assets of Lincoln New York Account H are equal to the reserves and other contract liabilities with respect to that Account, and are held separately from all other assets of Lincoln New York, for the benefit of the contractowners of, and the persons entitled to payment under, contracts issued through Lincoln New York Account H.  Consequently, such assets are not chargeable with liabilities arising out of any other business Lincoln New York may conduct.  Income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of Lincoln New York.  Lincoln New York Account H meets the definition of a “separate account” as defined in Rule 0-1(e) under the Act, is registered under the Act as a unit investment trust (File No. 811-08441), and interests in Lincoln New York Account H offered through the Contracts will be registered under the 1933 Act on Form N-4.  Pursuant to the merger of the former Lincoln New York and Jefferson Pilot LifeAmerica Insurance Company, Account H was transferred intact to the renamed Lincoln New York.
Lincoln New York Account H is comprised of subaccounts established to receive and invest net purchase payments under the Contracts.  Each subaccount invests exclusively in the shares of a specified portfolio and supports the Contracts.
6.           Lincoln New York Account N
The Board of Directors of the former Lincoln New York established Lincoln New York Account N under New York law on March 11, 1999.  Under New York law, the assets of Lincoln New York Account N are equal to the reserves and other contract liabilities with respect to that Account, and are held separately from all other assets of Lincoln New York, for the benefit of the contractowners of, and the persons entitled to payment under, contracts issued through Lincoln New York Account N.  Consequently, such assets are not chargeable with liabilities arising out of any other business Lincoln New York may conduct.  Income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of Lincoln New York.  Lincoln New York Account N meets the definition of a “separate account” as defined in Rule 0-1(e) under the Act, is registered under the Act as a unit investment trust (File No. 811-09763), and interests in Lincoln New York Account N offered through the Contracts will be registered under the 1933 Act on Form N-4.  Pursuant to the merger of the former Lincoln New York and Jefferson Pilot LifeAmerica Insurance Company, Account N was transferred intact to the renamed Lincoln New York.
Lincoln New York Account N is comprised of subaccounts established to receive and invest net purchase payments under the Contracts.  Each subaccount invests exclusively in the shares of a specified portfolio and supports the Contracts.
7.           LFD
LFD is a Connecticut corporation and a wholly owned subsidiary of Lincoln Life, which is in turn a wholly owned subsidiary of LNC.  It serves as the principal underwriter of a number of Lincoln Life and Lincoln New York separate accounts registered as unit investment trusts under the Act, including all of the Accounts, and is the distributor of the variable life insurance contracts and variable annuity contracts issued through such separate accounts, including the Contracts. LFD is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.
LFD may act as principal underwriter for Future Accounts of the Life Companies and as distributor for Future Contracts. Future Underwriters also may act as principal underwriter for the Accounts and as distributor for any of the Contracts.

B.           THE CONTRACTS
1.           General
Applicants propose to amend the Contracts under their currently effective registration statements and their current marketing names of: American Legacy III Plus (File No. 333-35780); American Legacy III Plus (New York) (File No. 333-141761) (together, the “Legacy Contracts”); Lincoln ChoicePlus Assurance Bonus (File No. 333-36304); and Lincoln ChoicePlus Assurance Bonus (New York) (File No. 333-141760) (together, the “ChoicePlus Contracts”). The Contracts are substantially similar to each other in all material respects, except for differences in the initial purchase payment minimum amount, the annual account fee, the assets outside the Contracts that may be aggregated with the assets inside the Contracts to determine the amount of the bonus credit and their respective fund line-ups.
The Contracts may be issued to individuals on a “non-qualified” basis or in connection with qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the Internal Revenue Code of 1986, as amended. The Contracts will make available a number of subaccounts of the Accounts to which a contractowner may allocate purchase payments and associated bonus credits (described below) and to which a contractowner may transfer contract value (“contract value” refers to the total value of accumulation units plus the value of the fixed side of the contract at any given time and prior to the annuity commencement date). The Contracts may also offer a fixed account under which the Life Companies will credit guaranteed rates of interest for various periods. An interest adjustment will apply to the portion of contract value placed in the fixed account.  A contractowner will be able to make transfers of contract value among and between the subaccounts and, subject to certain restrictions, among and between the subaccounts and the fixed account and in accordance with rules set forth in the Contract and prospectus. Several death benefit options are available for purchase and provide a death benefit upon the death of the contractowner, joint owner or annuitant (see below).
Purchase payments and bonus credits allocated to the variable subaccounts will be converted into accumulation units. Each subaccount’s accumulation unit value is calculated separately from those of the other subaccounts available in a Contract. This is done by dividing the dollar amount allocated to the variable subaccount by the value of an accumulation unit for the valuation period during which the purchase payments and bonus credits are allocated to the variable subaccounts. Accumulation unit values may increase or decrease depending upon the performance of the underlying funds that the variable subaccounts invest in, but the total number of accumulation units associated with a specific purchase payment or bonus credit will not change.
The Contracts offer a variety of annuity payment options to a contractowner. Surrender charges do not apply under the annuity payment options (except for i4LIFE® Advantage as discussed below) to purchase payments that are received more than twelve months prior to the annuity commencement date.  Purchase payments received within the twelve months prior to the annuity commencement date will be subject to a surrender charge based upon the contract value determined and deducted prior to the annuity commencement date. In the event of the contractowner’s death prior to the date annuity payments begin, the beneficiary may elect to: (1) receive the death benefit in the form of either a life annuity or an annuity for a designated period not extending beyond the beneficiary’s life expectancy, or (2) receive a lump sum payment or installment distribution within five years of the date of death or (3) if the beneficiary or joint owner is the spouse then she or he may elect to continue the contract as the new contractowner.  A death benefit may also be paid upon the annuitant’s death.
The Contracts may be purchased with a minimum initial purchase payment that ranges between $10,000 and $25,000 ($1,000 for employees of LNC and selling groups) depending upon the contract purchased.
2.           Charges and Deductions
 In those states that charge a premium tax the Contracts’ provisions provide  that the Life Companies will pay the premium tax and deduct the amount from either the contract value or the purchase payment no earlier than the date the tax is incurred and may deduct it at a later date of its choosing. The premium tax charges vary by state and range from 0% to 3.5%. Commencing on the first contract anniversary and up to and including the fifteenth contract anniversary there is an annual account fee that ranges from $30-$50 depending upon the contract and is deducted on each contract anniversary and upon full surrender of the Contract2.  A daily mortality and expense risk charge is deducted from the assets of the Accounts at a rate depending upon the death benefit chosen as described below. The range of maximum mortality and expense risk charges is 1.55% to 2.05% annually. A daily administrative charge is deducted from the assets of the Account at an annual rate of 0.10%. The Contracts have a surrender charge in the form of a contingent deferred sales charge as described more fully below. An additional charge is assessed depending upon the type of optional living benefit chosen, if any, as described below.
3.           Contingent Deferred Sales Charges (“surrender charges”)

A surrender charge applies to surrenders and withdrawals of purchase payments that have been invested for the periods indicated below. The surrender charge is separately calculated and applied as a percentage to each purchase payment at any time that the purchase payment (or a portion of the purchase payment) is surrendered or withdrawn. The surrender charge is waived in a number of circumstances such as death, the exercise of a free look privilege, the payment of a free withdrawal amount equal to the greater of 10% of total purchase payments or the current contract value, or Maximum Annual Withdrawals and lifetime income payments under i4LIFE® Advantage. Surrender charges are also waived in the following circumstances if the purchase payments were made at least twelve months prior to the event: terminal illness, admittance to an accredited nursing home or equivalent health care facility, permanent and total disability or annuitization. The surrender charge applicable to each purchase payment diminishes to zero as the purchase payment ages. The surrender charge schedule is as follows:
	Number of contract anniversaries since purchase payment was invested. Surrender charge changes occur on the contract anniversary date.
Surrender charge as a percentage of the surrendered or withdrawn purchase payments*	0	1	2	3	4	5	6	7	8	9+
	8.5%	8.5%	8%	7%	6%	5%	4%	3%	2%	0%
*A surrender charge will not apply and will not be imposed in any situation where a bonus credit is recaptured.

Prior to the ninth policy anniversary the surrender charge is calculated using the assumption that contract value is withdrawn in the following order: (1) the annual free withdrawal amount for that contract year, (2) purchase payments, (3) earnings and (4) bonus credits. After the ninth policy anniversary the calculation of surrender charges on withdrawals above the annual free amount will assume that purchase payments to which a surrender charge no longer applies as well as earnings and bonus credits attributable to purchase payments to which a surrender credit no longer applies will be withdrawn before purchase payments to which a surrender charge applies and the earnings and bonus credits attributable to purchase payments to which a surrender charge applies. Surrender charges do not apply and will not be imposed in any situation where a bonus credit is recaptured.
           4.           Living Benefit
Subject to state availability, a contractowner may purchase i4LIFE® Advantage an optional living benefit rider for an additional charge. The selection of the living benefit rider will result in a waiver of surrender charges for conforming withdrawals and lifetime income payments. Selection of the living benefit rider will not change the Contract’s surrender charge schedule in those circumstances where a surrender charge is deducted.
5.           Death Benefits
If a contractowner dies before the annuity commencement date, the Contracts provide for a death benefit payable to a beneficiary, computed as of the date a Life Company approves the payment of the death claim. The death benefit payable to the beneficiary depends on the death benefit option selected by the contractowner. The default death benefit is the Guarantee of Principal death benefit. Surrender charges are not assessed against death benefit proceeds. Death benefits may be paid upon the death of the contractowner or, if the contractowner is a corporation or other non-individual, the annuitant.  The contractowner may also elect to receive, death benefits upon the death of the annuitant if there is no surviving contingent annuitant or no contingent annuitant has been named. The Contracts offer the following death benefit options:
a.           Account Value Death Benefit
The Account Value Death Benefit is equal to the contract value on the valuation date the death claim is approved for payment minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved. The maximum daily mortality and risk charge for the Account Value death benefit is the annual rate of 1.40% of the average daily net asset value of the subaccounts which is deducted on a daily basis.
b.	Guarantee of Principal Death Benefit
The Guarantee of Principal Death Benefit is equal to the greater of:
 (1) the contract value minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved; or
 (2) the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value. The maximum daily mortality and risk charge for the Guarantee of Principal death benefit is the annual rate of 1.45% of the average daily net asset value of the subaccounts which is deducted on a daily basis.
c.	Enhanced Guaranteed Minimum Death Benefit (EGMDB)
The EGMDB is equal to the greatest of:
(1) the contract value minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved; or
(2) the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value or;
(3) the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner (if applicable) or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and bonus credits and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value and is decreased by any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and by any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved. The maximum daily mortality and risk charge for the EGMDB is the annual rate of 1.70% of the average daily net asset value of the subaccounts which is deducted on a daily basis.
d.	Estate Enhancement Benefit Rider (EEB)
The amount of the EEB death benefit is equal to the greatest of:
(1) the contract value minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved; or
(2) the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value; or
(3) the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner (if applicable) or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and bonus credits and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value and  is decreased by any bonus credits granted with respect to purchase payments  received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and by any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved; or
(4) the current contract value as of the valuation date the payment of the death claim is approved for payment, minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and minus any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved, plus the lesser of contract earnings or a covered earnings limit multiplied by an Enhancement Rate. The maximum daily mortality and risk charge for the EEB is the annual rate of 1.90% of the average daily net asset value of the subaccounts which is deducted on a daily basis.
6.           Persistency Credits
After the fourteenth contract anniversary a persistency credit will be paid into the Contracts on a quarterly basis. The quarterly persistency credit will be 0.0625% of the contract value minus any purchase payments that have not been invested in the contract for a minimum of fourteen years.
7.           Bonus Credit
Each time a Life Company receives a purchase payment, it will pay into the Contract the dollar amount of the purchase payment plus a bonus credit equal to a specified percentage of the purchase payment. The dollar amount of the bonus credit will be added to the value of the Contract at the same time and allocated in the same percentages as the purchase payment. The bonus credit is a core feature of the Contracts, will not be optional and does not have a separate charge. The specified percentage of the purchase payment that will be added to the Contract as a bonus credit will vary depending upon the amount of the Owner’s Investment which is based upon several factors. When the Owner’s Investment reaches certain dollar amount levels the contractowner will be entitled to a higher bonus credit percentage. The bonus credit percentage is only applied to the purchase payment in the Contract. The confirmation statement issued after each purchase payment will provide the contractowner with the amount of bonus credit added to the Contract. The bonus credit percentage is based on the Owner’s Investment at the time each purchase payment is received according to the following table:
Owner’s Investment	Bonus Credit % of purchase payment
Less than $100,000	3%
$100,000 to $999,999	4%
$1,000,000 or greater	5%

For Choice Plus Contracts issued outside New York the Owner’s Investment is defined as the sum of:

1.
the current contract values (including the contract value of the Contract into which the purchase payment is being added) as of the most recent valuation date prior to the date the purchase payment is submitted to the Life Companies for any individual, nonqualified Lincoln Life or Lincoln New York variable annuity contracts (as listed in Exhibit D) owned by the contractowner, joint owner, their spouse or their children under the age of 21; plus

2.	the amount of the current purchase payment added to the Contract; plus

3.
the contract values of any contract (other than the Contract into which the purchase payment is being added) under (1) above where the owner of that contract is a non-natural owner (for example: a corporation or a trust) and under which the contractowner of the Contract into which the purchase payment is being added or their spouse, or any of their children under the age of 21 are the named annuitant.

For Legacy Contracts issued outside New York the Owner’s Investment is defined as the sum of:

1.
the current contract values (including the contract value of the Contract into which the purchase payment is being added) as of the most recent valuation date prior to the date the purchase payment is submitted to the Life Company for any individual, nonqualified Lincoln Life or Lincoln New York variable annuity contracts (as listed in Exhibit D) owned by the contractowner, joint owner, their spouse or their children under the age of 21; plus

2.	the amount of the current purchase payment added to the Contract: plus

3.
 the amount (in dollars) (as of the most recent valuation date prior to the date the purchase payment is added to the Contract) of the investment in existing mutual funds in the American Funds held outside a qualified retirement plan (as listed in Exhibit E) and owned by the contractowner, joint owner, their spouse and their children under age 21: plus

4.
the contract values of any contract (other than the Contract into which the purchase payment is being added) under (1) above where the owner of that contract is a non-natural owner (for example: a corporation or a trust) and under which the contractowner of the Contract into which the purchase payment is being added or their spouse, or any of their children under the age of 21 are the named annuitant.

For Choice Plus and Legacy Contracts issued by Lincoln New York the Owner’s Investment is calculated using only the contract values inside the Contract and the purchase payment being added into the Contract. Contract values for any individual, nonqualified Lincoln Life or Lincoln New York variable annuity contracts (as listed in Exhibit D) and/or the dollar amount of any mutual funds in the American Funds (for Legacy contracts) held outside a qualified retirement plan (as listed in Exhibit E) owned by the contractowner, joint owner, their spouse or their children under the age of 21 may not be used in calculating the Owner’s Investment.
The Life Companies reserve the right in the future to add or remove annuity contracts or mutual funds that will be eligible to be included in the Owner’s Investment. Such changes will be made no more than on an annual basis and after notification is given to the contractowner.
At the time each purchase payment is made for a ChoicePlus Contract, the contractowner is responsible for providing to the Life Companies the current contract value of individual Lincoln Life or Lincoln New York nonqualified variable annuity contracts owned by the contractowner, the joint owner, their spouse or their children under the age of 21 in order to be included in the calculation of Owner’s Investment. The contractowner or the contractowner’s broker dealer representative may ascertain the current contract values for these contracts by contacting the Life Companies through telephone, internet or other electronic means. The contractowner or their broker dealer representative may then indicate the amount of contract values that may be used in calculating the amount of the Owner’s Investment when submitting the purchase payment to the Life Companies. If upon review of the current contract values provided to Life Companies, the Life Companies determine that the amounts are inaccurate, the contractowner will be contacted and asked to provide written documentation to substantiate the amounts of the contract value.
At the time each purchase payment is made for a Legacy Contract, the contractowner is responsible for providing to the Life Companies: 1) the current contract value of individual Lincoln Life or Lincoln New York nonqualified variable annuity contracts; and/or 2) the dollar amount invested in existing mutual funds in the American Funds held outside a qualified retirement plan and owned by the contractowner, the joint owner, their spouse or their children under the age of 21 in order to be included in the calculation of Owner’s Investment. The contractowner or the contractowner’s broker dealer representative may ascertain the current contract values for these contracts or the dollar amount of any mutual fund investments by contacting either the Life Companies or American Funds through telephone, internet or other electronic means. The contractowner or their broker dealer representative may then indicate the amount of contract values or dollar amount of any mutual fund investments that may be used in calculating the amount of the Owners Investment when submitting the purchase payment to the Life Companies. If upon review of the current contract values or the dollar amount of any mutual fund investments provided to the Life Companies the Life Companies determine that the amounts are inaccurate, the contractowner will be contacted and asked to provide written documentation to substantiate the amounts of contract value provided.
During the first contract year for any purchase payment that is made after the initial purchase payment (“Subsequent Purchase Payment”) the Life Companies may add an additional bonus credit (“Additional Bonus Credit”) to a Contract that is in addition to any bonus credit that was previously added to the Contract and the bonus credit that is added due to the Subsequent Purchase Payment (“Subsequent Bonus Credit”). The Additional Bonus Credit will be added to the Contract if the Subsequent Purchase Payment increases the Owner’s Investment to a dollar level that qualifies for a higher bonus credit percentage than the bonus credit percentage that the Owner’s Investment previously qualified for. The Additional Bonus Credit will be added to the Contract at the time the Subsequent Purchase Payment is made. The bonus credit percentage for the Additional Bonus Credit will be the difference between the higher bonus credit percentage that applies to the Subsequent Purchase Payment and the bonus credit percentage that applied to the prior purchase payments. The sum of all prior first year purchase payments will be multiplied by this bonus credit percentage to determine the Additional Bonus Credit. The contractowner may receive more than one Additional Bonus Credit during the first contract year as an Additional Bonus Credit will be added to the Contract any time a Subsequent Purchase Payment increases the amount of the Owner’s Investment to an amount that qualifies for a higher bonus credit percentage. This additional bonus credit is not available after the first contract year.
The Life Companies reserve the right to increase or decrease the amount of the bonus credit within different contract variations that it may offer in the future. Applicants will obtain any necessary or required exemptive relief before changing the bonus credit amounts offered in the future.
Under the Contracts, the Life Company will recapture from death benefits any bonus credit granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and any bonus credit granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved by the Life Companies (unless a surviving spouse beneficiary elects to continue the Contract as the new contractowner).  The recapture will result in a reduction of the applicable death benefit by the dollar amount of the bonus credit(s) on the valuation date the payment of the death claim is approved. The recapture amount is 100% of any bonus credit (which also includes Additional Bonus Credits, if applicable) added to the Contract within twelve months prior to the contractowner or annuitant’s date of death and 100% of any bonus credit added to the Contract after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved by the Life Companies. The recapture provision applies to all death benefit options. Bonus credits will not be recaptured if the contractowner or annuitant dies more than twelve months after a purchase payment is made. Bonus credits will not be subject to recapture once annuity payments begin except for death benefits payable under the i4LIFE® Advantage optional payout rider, which is the only annuity payment option that provides a death benefit. The dollar amount of any bonus credit that is recaptured will never exceed the dollar amount of the bonus credit added to the Contract. Contractowners will thus retain any investment gain attributable to recaptured bonus credits as only the dollar amount of the bonus credit will be forfeited upon recapture and less accumulation units will need to be redeemed when their value has appreciated.  Contractowners will in like manner retain investment losses attributable to recaptured bonus credits as more accumulation units will need to be redeemed when their value has diminished. A surrender charge does not apply and will not be imposed in any situation where a bonus credit is recaptured.
1. Example of bonus credit applied to purchase payments:
1/1/09                      Initial purchase payment into a Legacy
 Contract:                                                                                                          $50,000

Qualifies for a 3% bonus credit: (3% of $50,000):                                                                      $  1,500
Contract value:                                                                                                          $51,500

 2. Example of bonus credit calculation using contract values from a variable annuity contract and dollar amount of  investment in a mutual fund owned by the spouse based on prior example:

1/1/09                      Current contract value of spouse’s ChoicePlus
Contract as of 1/1/09 (originally
purchased in 2006 for $45,000:                                                                                                $60,000

Current value of spouse’s American Balanced Fund
as of 1/1/09 (originally purchased in 2007 for $15,000):                                                              $25,000

Total Owner’s Investment on which bonus credit
percentage is based ($50,000 + $60,000 + $25,000):                                                                 $135,000

By including the contract value of the spouse’s variable annuity contract and the dollar amount of the spouse’s investment in mutual funds, as allowed under the Owner’s Investment provision described above, the initial purchase payment qualifies for a 4% bonus credit, and the contract value is as follows:

1/1/09           Initial purchase payment into this contract:                                                                $50,000
4% bonus credit (4% x $50,000):                                                                                                  $  2,000
Initial contract value with 4% bonus credit:                                                                                     $52,000
3. The following example shows how a Subsequent Purchase Payment added to a contract in the first contract year will affect your contract value:

1/1/09 Initial purchase payment:                                                                              $150,000

Contract value of spouse’s ChoicePlus
Contract as of 12/31/08 (originally
purchased in 2006 for $45,000):                                                                                  $50,000

Total Owner’s Investment of $200,000 ($150,000 +
$50,000) qualifies for a 4% initial bonus credit (4% x
$150,000):                                                                                                                $ 6,000

1/1/09 Contract value after initial purchase payment
and initial bonus credit ($150,000 + $6,000):                                                               $156,000

6/30/09 Contract value:                                                                                                $200,000

6/30/09 Contract value of spouse’s ChoicePlus
Contract:                                                                                                           $75,000

6/30/09 Subsequent Purchase Payment:                                                                       $850,000

Owner’s Investment on which the bonus
credit percentage for the Subsequent
Purchase Payment is based ($850,000
Subsequent Purchase Payment + $75,000 contract
value of spouse’s variable annuity contract + $200,000
contract value) qualifies for a 5% Subsequent
Bonus Credit:                                                                                                           $1,125,000

Total of Subsequent Purchase Payment plus Subsequent
Bonus Credit (($850,000 x 5%= $42,500) + $850,000):                                                  $892,500

Contract value after addition of Subsequent Purchase
Payment and Subsequent Bonus Credit
($200,000 + $892,500):                                                                                                $1,092,500

Additional Bonus Credit is 1% applied to prior
first year purchase payments ((5% - 4%) x $150,000
prior first year purchase payment):                                                                                  $     1,500

Contract value after initial, Subsequent
and Additional Bonus Credits and Subsequent Purchase
Payment are applied:                                                                                                   $1,094,000

The Subsequent Purchase Payment plus the current contract value and spouse’s contract value in her variable annuity raises the Owner’s Investment to over $1,000,000 and thus entitles the contractowner to a 5% Subsequent Bonus Credit for the Subsequent Purchase Payment. Due to the Owner’s Investment increasing to a level that entitles the contractowner to a bonus credit percentage which is higher than the bonus credit percentage applied to the prior first year purchase payment, an additional 1% bonus credit is applied to the $150,000 prior first year purchase payment (difference between the bonus credit percentage of 5% for the Subsequent Purchase Payment and the bonus credit percentage of 4% for the prior purchase payments).

4. The following example shows how the death benefit under the Account Value death benefit would be calculated where an initial purchase payment of $100,000 on 1/1/08 by a 65 year old contractowner qualifies for a $4,000 bonus credit:

1/1/08 Contract value (Initial purchase payment
plus $4,000 initial bonus credit):                                                                                                $104,000

12/1/08 date of death
Contract Value as of date of death:                                                                                            $137,000

12/28/08 contract value on valuation date
death claim payment is approved:                                                                                                $140,000

The contract value as of the valuation date we approve the payment of the claim minus any bonus credits granted within twelve months prior to the contractowner’s or annuitant’s date of death or any bonus credit added to the contract after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved equals $136,000 ($140,000 - $4,000).

The death benefit is $136,000.

5. The following example shows how the death benefit under the Guarantee of Principal would be calculated where an initial purchase payment of $100,000 on 1/1/08 by a 65 year old contractowner qualifies for a $4,000 bonus credit:

1/1/08 Contract value (Initial purchase payment
plus $4,000 initial  bonus credit):                                                                                                $104,000

6/1/08 Withdrawal of $10,000 when contract value immediately
Prior to withdrawal is $107,000

12/1/08 date of death
Contract Value as of date of death:                                                                                             $137,000

12/28/08 contract value on valuation date
Death claim payment is approved:                                                                                             $140,000

The death benefit is the greater of the following calculations:

The contract value as of the valuation date we approve the payment of the claim minus any bonus credits granted within twelve months prior to the contractowner’s or annuitant’s date of death or any bonus credit added to the contract after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved equals $136,000 ($140,000 - $4,000) or

The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value is $90,652.21. The $10,000 withdrawal reduced the contract value by 9.3% ($10,000/$107,000). The sum of all purchase payments is reduced 9.345% [$100,000 - $9,345 ($100,000 x 9.345%) = $90,655

The death benefit equals $ 136,000 which is the greatest amount calculated under the Guarantee of Principal Death Benefit.

6. The following example shows how the death benefit under the EGMDB would be calculated where an initial purchase payment of $100,000 on 1/1/08 by a 65 year old contractowner qualifies for a $4,000 bonus credit:

1/1/08 Contract value (Initial purchase payment
plus $4,000 bonus credit):                                                                                                $104,000

6/1/08 Withdrawal of $10,000 when contract value immediately
Prior to withdrawal is $107,000

12/1/08 date of death
Contract Value as of date of death:                                                                                   $137,000

12/28/08 contract value on valuation date
Death claim payment is approved:                                                                                       $140,000

The death benefit is the greatest of the following calculations:

The contract value as of the valuation date we approve the payment of the claim minus any bonus credits granted within twelve months prior to the contractowner’s or annuitant’s date of death which equals $136,000 ($140,000 - $4,000); or

The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value is $90,652.21. The $10,000 withdrawal reduced the contract value by 9.345% ($10,000/$107,000). The sum of all purchase payments is reduced 9.345% [$100,000 - $9,345 ($100,000 x 9.345%) = $90,655; or

The highest contract value $104,000 (the contract value on the inception date since there has not been a contract anniversary) is decreased by the withdrawal in the same proportion that the withdrawal reduced the contract value ($104,000 x 9.345% = $9,718) - $9,718 = $94,282. The highest contract value after recapture of the bonus credit which equals $90,282 ($94,282 - $4,000).

The death benefit equals $ 136,000 which is the greatest amount calculated under the EGMDB.

7. The following example shows how the death benefit under the EEB rider would be calculated where an initial purchase payment of $100,000 on 1/1/08 by a 65 year old contractowner qualifies for a $4,000 bonus credit:

1/1/08 Contract value (Initial purchase payment
plus $4,000 bonus credit):                                                                                   $104,000

6/1/08 Withdrawal of $10,000 when contract value immediately prior to withdrawal is $107,000

6/1/08 Contract earnings immediately prior to withdrawal
($107,000 contract value - $100,000 purchase payment):                                          $    7,000

6/1/08 Amount that withdrawal exceeds contract earnings
 immediately prior to withdrawal ($10,000 withdrawal - $7,000
contract earnings):                                                                                                $    3,000

12/1/08 date of death
Contract Value as of date of death:                                                                         $137,000

12/28/08 contract value on valuation date
Death claim payment is approved:                                                                           $140,000

The death benefit is the greatest of the following calculations :

The contract value as of the valuation date we approve the payment of the claim minus any bonus credits granted within twelve months prior to the contractowner’s or annuitant’s date of death and prior to the date the death benefit claim is approved which equals $136,000 ($140,000 - $4,000); or

The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value is $90,652.21. The $10,000 withdrawal reduced the contract value by 9.345% ($10,000/$107,000). The sum of all purchase payments is reduced 9.345% [$100,000 - $9,345 ($100,000 x 9.345%) = $90,655; or

The highest contract value $104,000 (the contract value on the inception date since there has not been a contract anniversary) decreased by the withdrawal in the same proportion that the withdrawal reduced the contract value ($104,000 x 9.345% = $9,718) - $9,718 = $94,282. The highest contract value after recapture of the bonus credit is $90,282 ($94,282 - $4,000).

The current contract value as of the valuation date we approve the payment of the claim minus the bonus credit, plus an amount equal to the Enhancement Rate times the lesser of contract earnings or the covered earnings limit:

•	Current contract value on valuation date death benefit payment approved minus bonus credit equals $136,000 ($140,000 - $4,000); plus
•	Enhancement Rate times lesser of:
o
Contract earnings which is contract value on date of death ($137,000)  minus purchase payment ($1000,000) minus bonus credit ($4,000) plus amount that withdrawals exceeded contract earnings ($3,000)  = $36,000; or

o	Covered earnings limit which is purchase payment ($100,000) minus amount that withdrawals exceeded contract earnings ($3,000) times 200% = $194,000.
•	The Enhancement rate of 40% is multiplied by the lesser contract earnings amount of $36,000 and is added to the adjusted contract value [(40% x $36,000) + $136,000 = $150,400].

The death benefit equals $150,400 which is the greatest amount calculated under the EEB death benefit.

8. Following is an example of how the i4LIFE® Advantage Account Value death benefit will be affected by bonus credits recaptured when death occurs after annuity payments start:

1/1/09           Initial purchase payment into the contract:                                               $50,000

Qualifies for 3% initial bonus credit:                                                                             $  1,500

1/1/09   Contract value after adding initial
 bonus credit ($50,000 + $2,000):                                                                                  $51,500

1/1/11   Contract value:                                                                                                $75,000

1/1/11           Election of i4LIFE® Advantage with Account Value
 Death Benefit option and Subsequent Purchase
Payment of $100,000 qualifies for a 4% Subsequent
Bonus Credit (4% x $100,000):                                                                                      $  4,000

1/1/11   i4LIFE® Advantage Account Value* is equal to
the sum of Account Value plus Subsequent Purchase
Payment plus Subsequent Bonus Credit ($75,000
+ $100,000 + $4,000):                                                                                                $179,000

9/1/11           Date of Death

10/1/11 Death claim received and approved

Account Value on the valuation date the death benefit
is processed:                                                                                                             $200,000

Account Value adjusted for bonus credit
Recapture of ($200,000 - $4,000):                                                                                $196,000

Death Benefit paid equals $196,000.

* The initial Account Value is the contract value on the valuation date that i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period the Account Value equals the initial Account Value plus investment gains minus losses, regular income payments and withdrawals.

Because of the recapture provision discussed above, the amount of a bonus credit only fully vests or belongs irrevocably to the contractowner when the recapture period for the bonus credit expires. A bonus credit vests one year after a Life Company grants it. Under the bonus credit provision, a Life Company applies the bonus credit to a contractowner’s contract value either by “purchasing” accumulation units of an appropriate subaccount or adding to the contractowner’s fixed interest allocation option values.
With regard to variable contract value, several consequences flow from the bonus credit provisions of the Contracts. First, when there are investment gains in the underlying funds that the subaccounts invest in, the value of accumulation units purchased with bonus credits will increase and will accrue to the contractowner immediately. Should a death occur under circumstances that require recapture of a bonus credit and there is an investment gain, then fewer accumulation units will be required to be redeemed in order to recapture the bonus credit amount than if there had been no investment gain. In other words, the investment gains that increase the value of accumulation units representing bonus credits will not be recaptured pursuant to the recapture provisions of the Contracts. The recapture provisions only apply to accumulation units equal to the dollar amount of the bonus credit.
Second, and conversely, when there is an investment loss in the underlying funds that the subaccounts invest in, the value of accumulation units representing bonus credits will decrease. Should a death occur under circumstances that require recapture of a bonus credit and there is an investment loss, then more accumulation units will be required to be redeemed in order to recapture the bonus credit amount than if there had been no investment loss. Investment loss does not diminish the dollar amount of contract value subject to recapture. Therefore, though the dollar amount that is recaptured will never be more than the dollar amount that was credited into the contract, additional accumulation units must become subject to recapture as their value decreases and the contractowner will incur a greater loss than if no bonus credit had been paid into the Contract. Stated differently, the proportionate share of any contractowner’s variable contract value (or the contractowner’s interest in the Account) that a Life Company can “recapture” increases as variable contract value (or the contractowner’s interest in the Account) decreases. This arguably dilutes somewhat the contractowner’s interest in the Account vis-à-vis a Life Company and other contractowners, and in his or her variable contract value vis-à-vis a Life Company.

9. Following is an example of the effect of investment gain on a bonus credit recapture:
1/1/08               Initial purchase payment into the bonus contract: $50,000.
Qualifies for a 3% bonus of $1,500
Contract value: $51,500
Account Value Death Benefit. Investment in one subaccount.
Life Company credits Contract with 5,150 accumulation units priced at $10 per unit (5,000 for purchase payment and 150 for bonus credit).

10/1/08             Death benefit approved by Life Company
Contract value: $103,000
Accumulation unit value is $20 per unit
Recapture of $1,500 bonus credit = $1,500/$20 = 75 units redeemed
5,150 - 75 accumulation units = 5,075 x $20 = $101,500 death benefit
$10 investment gain /unit
5,000 x $10 = $50,000 investment gain attributable to purchase payment
150 x $10 = $1,500 investment gain attributable to bonus credit
Without bonus credit the death benefit would have been $100,000. Death benefit proceeds are increased by amount of investment gain attributable to the bonus credit by $1,500.

10. Following is an example of the effect of investment loss on a bonus credit recapture:
1/1/08               Initial purchase payment into the bonus contract: $50,000.
Qualifies for a 3% bonus of $1,500
Contract value: $51,500
Account Value Death Benefit. Investment in one subaccount.
Life Company credits Contract with 5,150 accumulation units priced at $10 per unit (5,000 for purchase payment and 150 for bonus credit)

10/1/08             Death benefit approved by Life Company
Contract value: $25,750
Accumulation unit value is $5 per unit
Recapture of $1,500 bonus credit = $1,500/$5 = 300 units redeemed
–5,150 - 300 accumulation units = 4,850 x $5 = $24,250 death benefit
$5 investment loss /unit
5,000 x $5 = $25,000 investment loss attributable to purchase payment
300 x $5 = $1,500 investment loss attributable to bonus credit
Without bonus credit the death benefit would have been $25,750. Death benefit proceeds are decreased by amount of investment loss attributable to the bonus credit by $1,500.

Lastly, because it is not administratively feasible to track the unvested value of bonus credits in the Account, a Life Company deducts the daily mortality and expense risk charge and the daily administrative charge from the entire net asset value of the Account. As a result, the daily mortality and expense risk charge and the daily administrative charge, paid by any contractowner is greater than that which he or she would pay without the bonus credit.

III.           REQUEST FOR AN ORDER OF EXEMPTION
A.           INTRODUCTION
Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the Act granting exemptions to the Applicants from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of any bonus credits granted with respect to purchase payments  received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and any bonus credit granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved by us (unless a surviving spouse beneficiary elects to continue the Contract as the new contractowner).
B.           APPLICABLE LAW
1.	Section 6(c)

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder, if and to the extent that such exemption, is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
2.	Section 27(i)(2)(A)
Subsection (i) of Section 27 provides that Section 27 does not apply to any registered separate account supporting variable annuity contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of subsection (i). Paragraph (2) provides that it shall be unlawful for a registered separate account or sponsoring insurance company to sell a variable annuity contract supported by the separate account unless the “…contract is a redeemable security; and … [t]he insurance company complies with Section 26 (e)…”
3.	Section 2(a)(32)
Section 2(a) (32) defines a “redeemable security” as any security, other than short-term, paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
4.	Rule 22c-1
Rule 22c-1 imposes requirements with respect to both the amount payable on redemption of a redeemable security and the time as of which such amount is calculated. Specifically, Rule 22c-1, in pertinent part, prohibits a registered investment company issuing any redeemable security, a person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption, or of an order to purchase or sell such security.
C.           LEGAL ANALYSIS
1.	Redeemability of a Contractowner’s Interest in the Account
To the extent that the recapture of the bonus credits arguably could be seen as a discount from the net asset value or arguably could be viewed as resulting in payment to an contractowner of less than the proportional share of the issuer’s net assets, in violation of Sections 2(a)(32) or 27(i)(2)(A) of the Act, the bonus credit recapture would trigger the need for relief absent some exemption from the Act. Rule 6c-8 provides, in relevant part, that a registered separate account, and any depositor of such account, shall be exempt from Sections 2(a)(32), 27(c)(1), 27(c)(2) and 27(d) of the Act and Rule 22c-1 thereunder to the extent necessary to permit them to impose a deferred sales load on any variable annuity contract participating in such account. However, the bonus credit recapture is not a sales load. Rather, it is a recapture of a bonus credit previously applied to a contractowner’s premium payments. A Life Company provides the bonus credit from its general account on a guaranteed basis. The Contracts are designed to be long-term investment vehicles. In undertaking this financial obligation, a Life Company contemplates that a contractowner will retain a contract over an extended period, consistent with the long-term nature of the Contracts. The product is designed by the Life Company so that it can recover its costs (including the bonus credits) over an anticipated duration while a Contract is in force through the daily mortality and expense risk charge and the daily administrative charge. If a death benefit is paid before the anticipated period, a Life Company must recapture the bonus credits in order to avoid a loss.
Applicants submit that the proposed bonus credit product would not violate Sections 2(a)(32) or 27(i)(2)(A) of the Act.  Bonus credits would be granted out of its general account assets and the amount of the bonus credits (although not the earnings on such credits) would remain the Life Company’s until such amounts vest with the contractowner. Until the expiration of the bonus credit recapture period the Life Company retains the right to, and interest in, each contractowner’s contract value representing the dollar amount of any unvested bonus credits. Therefore, if a Life Company recaptures any bonus credit as described above, it would merely be retrieving its own assets. To the extent that a Life Company may grant and recapture bonus credits in connection with variable contract value, it would not, at either time, deprive any contractowner of his or her then proportionate share of the Account’s assets.
Applicants also submit that the proposed bonus credit provisions of the Contracts do not violate Sections 2(a)(32) or 27(i)(2)(A) of the Act because they do not deprive a contractowner of his or her proportionate share of the current net assets of an Account. As previously stated Section 2(a)(32) defines a redeemable security as one “under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net asset value.” These two Sections of the Act do not require that a contractowner receive the exact proportionate share that his or her security represented at a prior time. The fact that the bonus credit provisions of the Contracts may cause the relative ownership positions of the Life Company and a contractowner to shift due to Account performance and the vesting schedule of the credits, does not cause the provisions to conflict with Sections 2(a)(32) or 27(i)(2)(A). However, in order to avoid any uncertainty as to full compliance with the Act, Applicants seek exemptions from these two sections.
2.	Dilution of a Contractowner’s Interest in the Accounts
A Life Company’s addition of the bonus credit might arguably be viewed as resulting in a contractowner purchasing a redeemable security for a price below the current net asset value. Furthermore, the recapture of bonus credits may arguably be viewed as the redemption of a contractowner’s interest in the assets of the Account at a price above the current net asset value.  Thus the bonus credit provisions could be deemed to violate Rule 22c-1. Applicants assert that the bonus credit does not violate Section 22(c) and Rule 22c-1.
Rule 22c-1 was intended to eliminate or reduce, as far as was reasonably practicable, (1) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption at a price above net asset value, or (2) other unfair results, including speculative trading practices.4 Applicants assert that the evils prompting the adoption of Rule 22c-1 were primarily the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market the previous day. Backward pricing permitted certain investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding shares.
Neither the granting nor the recapture of the bonus credit involves either of the two evils that the Commission intended to eliminate or reduce with Rule 22c-1. To effect a recapture of a bonus credit the Life Company will redeem interests in a contractowner’s account at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the bonus credit that the Life Company paid out of its General Account assets. Although the contractowner will be entitled to retain any investment gain attributable to the bonus credit the amount of that gain will be determined on the basis of the current net asset value of the Account. Therefore no dilution will occur upon the recapture of the bonus credit.
Second, Applicants assert that the bonus credit recapture does not create the opportunity for speculative trading calculated to take advantage of backward pricing. The Contracts are designed for long-term investing and thus do not lend themselves to speculative, short-term trading that Rule 22c-1 was intended to prevent. There is no opportunity through the bonus recapture provisions for backwards pricing as the procedure for pricing will always comply with Rule 22c-1.
Neither Rules 22c-1 or Section 22(c) are applicable to the bonus credit, as neither of the harms that Rule 22c-1 was designed to address are found in the recapture of the bonus credit. However, to avoid uncertainty as to full compliance with the 1940 Act, Applicants request an exemption from the provisions of Section 22(c) and Rule 22c-1 thereunder to the extent deemed necessary to permit the recapture of the bonus credit under the Contracts.
A precedent for this type of exemptive relief exists in an Order granted to ING USA Annuity and Life Insurance Company, et al. (“ING Order”)5.  The ING Order grants exemption from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit recapture of bonus credits applied to purchase payments applied to variable annuities in certain cases. The ING Order allows the recapture of any bonus credits under the following circumstances: (1) the contract owner exercises his or her “free look” right; (2) the contract owner dies within twelve months of the bonus credit being applied (unless the contract is continued under the spousal benefit continuation option); or (3) the contract owner takes a partial withdrawal or surrenders the contract in the first seven or four contract years, as applicable, pursuant to a bonus credit recapture schedule.  The contracts covered by the ING Order are similar to the contracts described in this Application, with similar CDSC schedules and product features. The main difference between the ING contracts and the Contracts that are the subject of this application is that the ING contracts do not provide for an increase of the bonus credit utilizing assets held outside the bonus credit contract. Nevertheless, the fact that a contractowner may receive a larger bonus credit due to the fact that he or his family members own assets outside the variable annuity contract should have no bearing on the Applicants request for relief from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder. The enhancement of the bonus credit through use of assets outside the Contracts does not implicate Sections 2(a)(32) or 27(i)(2)(A) requirement that a contractowner receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof. Whether the bonus credit is enhanced or is not enhanced, upon redemption, the contractowner will receive his proportionate share of the Accounts’ assets as the recaptured bonus credits have not vested and the Life Company will still be recapturing its assets.
The enhancement of the bonus credits through the use of assets held outside the Contracts does not result in redemption of a contractowner’s interest in the assets of the Account at a price below the current net asset value in violation of the requirements of Rule 22c-1. To effect a recapture of a bonus credit the Life Company will redeem interests in a contractowner’s account at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the bonus credit that the Life Company paid out of its General Account assets and the fact that the bonus credit was enhanced due to assets held outside the Contracts will not have any bearing on the price at which the assets are redeemed.
3.	Equitable Grounds for Exemptions
The Applicants submit that the Commission should grant exemptive relief even if the bonus recapture provisions arguably conflict with Sections 2(a)(32) or 27(i)(2)(A) or Rule 22c-1 thereunder.  The bonus credit is generally beneficial to a contractowner. While there is a small downside in a declining market where losses on the bonus credit amount would vest with him or her immediately, it is the converse of the benefit a contractowner would receive on the bonus credit amounts in a rising market because earnings on the bonus credit amounts vest with him or her immediately.  As any earnings on bonus credits applied would not be subject to recapture and thus would be immediately available to a contractowner, likewise any losses on bonus credits would also not be subject to recapture and thus would be immediately available to a contractowner. The bonus credit recapture does not diminish the overall value of the bonus credits.
Applicants submit that the bonus credit recapture provision is necessary for a Life Company to be able to offer the bonus credits and protect against the speculative purchase of the Contracts by contractowners who are in poor health.  Because there is no CDSC applicable on death benefits paid under the Contracts, a death shortly after the award of bonus credits would not allow a Life Company sufficient time to recover its costs in granting the bonus credits.  This is due to the fact that the Life Company intends to recoup its costs of providing the bonus credits through the daily mortality and expense risk charge and daily administrative charge which are calculated to be recouped over a period of years. Since there is no medical underwriting associated with the issuance of the Contracts there is a strong risk that applicants in poor health would be able to obtain an unfair windfall for their beneficiaries under the Contracts unless the Life Company’s are allowed to recapture the bonus credits applied to the contracts within twelve months of the contractowner or annuitant’s deaths. Applicants submit that a Life Company should be allowed to recapture such bonus credits to protect themselves from investors wishing to use the Contract as a vehicle for a quick profit at a Life Company’s expense, and to limit potential losses associated with such bonus credit. The recapture provisions are a price that contractowners must pay in order for the Life Company to be able to offer them bonus credits.
4.	Class Relief
Applicants assert that the Commission’s authority under Section 6(c) of the Act to grant exemptions from various provisions of the Act and rules thereunder is broad enough to permit orders of exemption that cover classes of unidentified persons. Applicants request an order of the Commission that would exempt them, the Life Companies’ successors in interest, Future Accounts and Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder with respect to the Contracts. The exemption of these classes of persons is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act because all of the potential members of the class could obtain the foregoing exemptions for themselves on the same basis as the Applicants, but only at a cost to each of them that is not justified by any public policy purpose. As discussed below, the requested exemptions would only extend to persons that in all material respects are the same as the Applicants. The Commission has previously granted exemptions to classes of similarly situated persons in various contexts and in a wide variety of circumstances, including class exemptions for recapturing bonus credits under variable annuity contracts.
Applicants represent that any contracts in the future will be substantially similar in all material respects to the Contracts, but particularly with respect to the bonus credits and recapture of bonus credits, and that each factual statement and representation about the bonus credit provisions will be equally true of any Contracts in the future. Applicants also represent that each material representation made by them about the Account and LFD will be equally true of Future Accounts and Future Underwriters, to the extent that such representations relate to the issues discussed in this Application. In particular, each Future Underwriter will be registered as a broker-dealer under the Securities Exchange Act of 1934 and be a member of FINRA.
D.           CONCLUSION
Applicants submit that the bonus credit rider involves none of the abuses to which provision of the Act and rules thereunder are directed. The contractowner will always retain the investment experience attributable to the bonus credit and will retain the principal amount in all cases except under the circumstances described herein. Further, a Life Company should be able to recapture such bonus credits to limit potential losses associated with such bonus credits.
Applicants submit that the exemptions requested are necessary or appropriate in the public interest, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and consistent with and supported by Commission precedent. Applicants also submit, based on the analysis listed above, that the provisions for recapture of any bonus credit under the Contracts do not violate Section 2(a) (32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder.
The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the Act to exempt the Applicants with respect to (1) the Contracts, (2) Future Accounts that support the Contracts, and (3) Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture any bonus credit granted with respect to purchase payments received under the Contracts by the Life Companies within twelve months prior to the contractowner’s or annuitant’s date of death and any bonus credits granted with respect to purchase payments received under the Contracts by the Life Companies after the contractowner’s or annuitant’s date of death until such time as the death benefit claim is approved (unless a surviving spouse beneficiary elects to continue the Contract as the new contractowner).

IV.           COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Ronald R. Bessette, Senior Counsel
Lincoln Financial Group
One Granite Place
Concord, NH 03304

VI.           AUTHORIZATIONS

Pursuant to Rule 0-2(c)(1) under the Act, Lincoln Life, on its own behalf and on behalf of Lincoln Life Account H and Lincoln Life Account N, hereby states that the officer signing and filing this Amended and Restated Application on behalf of Lincoln Life, Lincoln Life Account H and Lincoln Life Account N is fully authorized to do so. Under the provisions of Lincoln Life’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of Lincoln Life is vested in its board of directors; thus, by resolutions duly adopted, attached as Exhibit A to the application, the board of Lincoln Life, on its own behalf and on behalf of Lincoln Life Account H and Lincoln Life Account N, authorized the undersigned officer of Lincoln Life to prepare or cause to be prepared, and/or to execute and file with the Commission this Amended and Restated Application.  Lincoln Life, on its own behalf and on behalf of Lincoln Life Account H and Lincoln Life Account N, has complied with all requirements for the execution and filing of this Amended and Restated Application in the name and on behalf of itself and Lincoln Life Account H and Lincoln Life Account N.
Pursuant to Rule 0-2(c)(1) under the Act, Lincoln New York, on its own behalf and on behalf of Lincoln New York Account H and Lincoln New York Account N, hereby states that the officer signing and filing this Amended and Restated Application on behalf of Lincoln New York, Lincoln New York Account H and Lincoln New York Account N is fully authorized to do so.  Under the provisions of Lincoln New York’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of Lincoln New York is vested in its board of directors; thus, by resolutions duly adopted, attached to the application as Exhibit B, the board of Lincoln New York, on its own behalf and on behalf of Lincoln New York Account H and Lincoln New York Account N, authorized the undersigned officer of Lincoln New York to prepare or cause to be prepared, and/or to execute and file with the Commission this Application.  Lincoln New York, on its own behalf and on behalf of Lincoln New York Account H and Lincoln New York Account N, has complied with all requirements for the execution and filing of this Amended and Restated Application in the name and on behalf of itself and the Lincoln New York Account H and Lincoln New York Account N.
Pursuant to Rule 0-2(c)(1) under the Act, LFD hereby states that the officer signing and filing this Amended and Restated Application on behalf of LFD is fully authorized to do so. Under the provisions of LFD’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of LFD is vested in its board of directors; thus, by a resolution duly adopted, attached as Exhibit C to the application, the board of LFD authorized the undersigned officer of LFD to prepare or cause to be prepared, and/or to execute and file with the Commission this Amended and Restated Application. LFD has complied with all requirements for the execution and filing of this Amended and Restated Application.

1Pursuant to Rule 0-4 under the Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

2 The annual account fee is waived when contract value equals or exceeds either $50,000 or $100,000 depending upon which Contract is owned.

3 The order requested herein, for relief to recapture bonus credits applied to contract value under the Contracts, is similar to the relief granted to other insurance companies to recapture varying levels of bonus credits applied to contract value under certain variable annuity contracts. See ReliaStar Life Insurance Company of New York, et.al., Inv. Co. Act Rel. No. 26101 (July 21, 2003) (notice), Inv. Co. Act Rel. No. 26152 (August 18, 2003) (order) (allows recapture of bonus credits applied after or within twelve months of the date as of which the death benefit is computed); CUNA Mutual Insurance Society, et al, Inv. Co. Act Rel No. IC-28181 (March 4, 2008) (notice), Inv. Co. Act Rel. No. 28232 (April 1, 2008) (order) (allows recapture of bonus credits within twelve months of the annuitant’s death when the Company pays a death benefit); ING USA Annuity and Life Insurance Company, et al., Inv. Co. Act Rel. No. 27393 (June 13, 2006) (notice), Inv. Co. Act Rel. No. 27420 (July 10, 2006) (order) (allows recapture of bonus credit applied to premium payments made since or within twelve months of the date as of which a death benefit is computed (unless the contract is continued under the spousal benefit continuation option)); IDS Life Insurance Company, et al., Inv. Co. Act Rel. No. 27478 (September 8, 2006) (notice), Inv. Co. Act Rel. No. 27510 (October 4, 2006) (order) (allows recapture of bonus credits applied within twelve months preceding the date of death that results in a lump sum death benefit); Prudential Annuities and Life Assurance Company, et al., Inv. Co. Act Rel. No. 28179 (March 4, 2008) (notice), Inv. Co. Act Rel. No. 28233 (April 1, 2008) (order) (allows recapture of bonus credit applied within twelve months prior to death); Pruco Life Insurance Company, et al., Inv. Co. Act Rel. No. 25999 (Apr. 9, 2003) (notice), Inv. Co. Act Rel. No. 26043 (May 6, 2003) (order) (allows recapture of bonus credit when calculating death benefit if bonus credit is applied to a purchase payment made within one year prior to death, and the death benefit amount is equal to contract value); Golden American Life Insurance Company, et al., Inv. Co. Act Rel. No. 24915 (Mar. 26, 2001) (notice), Inv. Co. Act Rel. No. 24941 (Apr. 17, 2001) (order) (allows recapture of bonus credits applied within twelve months prior to the date as of which the death benefit is computed (unless the contract is continued under the spousal benefit continuation option)); PFL Life Insurance Company, et al., Inv. Co. Act Rel. No. 24641 (Sept. 14, 2000) (notice), Inv. Co. Act Rel. No. 24681 (Oct. 10, 2000) (order); (allows recapture of bonus credit when the company pays a death benefit within one year from the time it applies the credit); American Skandia Life Assurance Corporation, et al., Inv. Co. Act Rel. No. 21729 (Feb. 5, 1996) (notice), Inv. Co. Act Rel. No. 21804 (Mar. 5, 1996) (order) (allows recapture of any bonus credits applied within twelve months prior to the date of death causing the payment of a death benefit, should the death benefit be greater than the minimum death benefit)

4  Investment Company Act of 1940 Release No. 5519 (Oct. 16, 1968) (release adopting Rule 22c-1).

5 See ING USA Annuity and Life Insurance Company, et al., Inv. Co. Act Rel. No. 27393 (June 13, 2006) (notice), Inv. Co. Act Rel. No. 27420 (July 10, 2006) (order).

The Lincoln National Life Insurance Company has caused this Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln National Variable Annuity Account H and Lincoln Life Variable Annuity Account N in the City of Fort Wayne, and State of Indiana, this 29th day of January, 2010.

The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H
Lincoln Life Variable Annuity Account N

By:           /s/ Brian A. Kroll
Brian A. Kroll

Attest:

/s/ Linda Ravalese
Name: Linda Ravalese
Title:  Executive Assistant
The Lincoln National Life Insurance Company

Lincoln Life & Annuity Company of New York has caused this Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln Life & Annuity Variable Annuity Account H and Lincoln New York Account N for Variable Annuities in the City of Hartford, and State of Connecticut, this 29th day of January, 2010.

Lincoln Life & Annuity Company Of New York
Lincoln Life & Annuity Variable Annuity Account H
Lincoln New York Account N For Variable Annuities

By:           /s/ Brian A. Kroll
Brian A. Kroll

Attest:

/s/ Linda Ravalese
Name: Linda Ravalese
Title:  Executive Assistant
The Lincoln National Life Insurance Company

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application dated February 4, 2010, for and on behalf of The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account H, Lincoln Life Variable Annuity Account N, Lincoln Life & Annuity Variable Annuity Account H and Lincoln New York Account N for Variable Annuities; that he is a Vice President of The Lincoln National Life Insurance Company and an Assistant Vice President of Lincoln Life & Annuity Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute the filing of this Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ Brian A. Kroll
Brian A. Kroll

Lincoln Financial Distributors, Inc. has caused this Application to be duly signed on its behalf in the City of Philadelphia, and State of Pennsylvania, this 2nd day of February, 2010.

Lincoln Financial Distributors, Inc.

By: /s/ Wilford H. Fuller
Wilford H. Fuller
President and Chief Executive Officer

Attest:
/s/ Linda E. Woodward
Name: Linda E. Woodward
Title:  Secretary
Lincoln Financial Distributors, Inc.

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated February 4, 2010, for and on behalf of Lincoln Financial Distributors, Inc.; that he is Chief Executive Officer and President of Lincoln Financial Distributors, Inc.; and that all action by directors and other bodies necessary to authorize deponent to execute the filing of this Application has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By:               /s/ Wilford H. Fuller
Wilford H. Fuller
President and Chief Executive Officer

EXHIBIT LIST

A.	Resolution of Board of Directors of The Lincoln National Life Insurance Company

B.	Resolution of Board of Directors of Lincoln Life & Annuity Company of New York

C.	Resolution of Board of Directors of Lincoln Financial Distributors, Inc.

D.           Contracts

E.           American Funds Mutual Funds

EXHIBIT A

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

I, Charles A. Brawley, III, hereby certify that I am the duly elected and qualified Secretary of The Lincoln National Life Insurance Company (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors at their meeting of September 8, 2006, and that such resolution is in full force and effect as of the date hereof:

Amendment to Segregated Investment Accounts Authorization
06-31
RESOLVED, That Resolution No. 93-18, adopted by the Board of Directors on May 13, 1993 relating to the authorization of segregated investment accounts, is amended in its entirety to read as follows:

“RESOLVED, That the President of the Company is hereby authorized in his discretion from time to time to establish one or more segregated investment accounts in accordance with the provisions of the Indiana Insurance Law, any one or more of such accounts which may be used for the purpose of maintaining principal and interest as guaranteed by group or individual annuity contracts, whether fixed or variable, and funding agreements issued by the Company, and for any other purpose or purposes as the President may determine and as may be appropriate under the Indiana Insurance Law; and

RESOLVED FURTHER, That if in the opinion of legal counsel of the Company it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1933, or to make application for exemption from registration, the President or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account;

RESOLVED, That the officers of the Company are authorized to take any and actions as they deem necessary or desirable to effectuate this resolution; and

RESOLVED, That any and all actions taken by the officers of the Company in accordance with this resolution prior to its effective date are ratified and confirmed in all respects.”

Date:           January 27, 2010                                                      /s/ Charles A. Brawley, III
           Charles A. Brawley, III, Secretary
[company seal]

Exhibit B

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

I, Charles A. Brawley, III,  hereby certify that I am the duly elected and qualified Assistant Secretary of Lincoln Life & Annuity Company of New York (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors on July 24, 1996, and that such resolution is in full force and effect as of the date hereof:

96-21
“RESOLVED, That the chief executive officer of Lincoln Life & Annuity Company of New York (the “Company”) is hereby authorized in his discretion from time to time to establish one or more separate investment accounts in accordance with the provisions of the New York Insurance Law, for such purpose or purposes as he may determine and as may be appropriate under the New York Insurance Law; and

RESOLVED FURTHER, That if in the opinion of legal counsel of the Company it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1933, or to make application for exemption from registration, the chief executive officer or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account.”

In Witness Whereof, I have hereunto affixed my name as Assistant Secretary and have caused the corporate seal of said Company to be hereunto affixed this 27th day of January, 2010.

/s/ Charles A. Brawley, III
Charles A. Brawley, III, Assistant Secretary

[company seal]
<COMPANY SEAL>

Exhibit C

LINCOLN FINANCIAL DISTRIBUTORS, INC.

Secretary’s Certificate

I, Linda E. Woodward, hereby certify that I am the duly elected, qualified and acting Secretary of Lincoln Financial Distributors, Inc. (the “Corporation”), and that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of the Corporation on April 20, 1992, and that such resolution is in full force and effect as of the date hereof:

“RESOLVED, That the President, any Vice President or the Secretary of the Company, or their designees, are authorized and empowered to enter into, execute, acknowledge and deliver, on behalf of the Company, any and all documents, agreements, contracts, assignments, equipment leases, transfers, powers of attorney, and other written instruments that they, or any of them, may deem necessary or desirable in connection with the regular and ordinary business activities of the Company, including but not limited to entering into contracts and incurring liabilities with respect to the purchase of goods and services on behalf of the Company in the ordinary course of its business; provided, however, that no officer, agent, employee or designee of the Company shall have any power or authority to mortgage or pledge its real property unless such authority is so delegated by specific resolution of the Board of Directors or by a duly authorized Committee of the Board of Directors.”

In Witness Whereof, I have hereunto affixed my name as Secretary of said Corporation this 2nd day of February, 2010.

/s/ Linda E. Woodward
Linda E. Woodward

Exhibit D

Lincoln Life variable annuity contracts eligible for inclusion in Owner’s Investment

Issued by The Lincoln National Life
Insurance Company

The American Legacy
American Legacy II
American Legacy III
American Legacy III C Share
American Legacy III Plus
American Legacy III View
American Legacy Shareholder’s Advantage

Lincoln ChoicePlus
Lincoln ChoicePlus Access
Lincoln ChoicePlus Bonus
Lincoln ChoicePlus II
Lincoln ChoicePlus II Access
Lincoln ChoicePlus II Bonus
Lincoln ChoicePlus II Advance
Lincoln ChoicePlus Assurance (A Share)
Lincoln ChoicePlus Assurance (B Share)
Lincoln ChoicePlus Assurance (C Share)
Lincoln ChoicePlus Assurance (L Share)
Lincoln ChoicePlus Assurance (Bonus)

Issued by Lincoln Life & Annuity
Company of New York

American Legacy III
American Legacy III C Share
American Legacy III Plus
American Legacy III View
American Legacy Shareholder’s Advantage

Lincoln ChoicePlus
Lincoln ChoicePlus Access
Lincoln ChoicePlus II
Lincoln ChoicePlus II Access
Lincoln ChoicePlus II Bonus
Lincoln ChoicePlus II Advance
Lincoln ChoicePlus Assurance (A Share)
Lincoln ChoicePlus Assurance (B Share)
Lincoln ChoicePlus Assurance (C Share)
Lincoln ChoicePlus Assurance (L Share)
Lincoln ChoicePlus Assurance (Bonus)

Exhibit E

AMERICAN FUNDS MUTUAL FUNDS

AMCAP Fund® (growth fund) (File No. 002-26516)
American Balanced Fund® (balanced fund) (File No. 002-10758)
American High-Income Municipal Bond Fund® (tax-exempt bond fund) (File No. 033-80630)
American High-Income Municipal Bond Fund® (tax-exempt bond fund)
American High-Income TrustSM (bond fund) (File No. 033-17917)
American Mutual Fund® (growth-and-income fund) (File No. 002-10607)
The Bond Fund of AmericaSM (bond fund) (File No. 002-50700)
Capital Income Builder® (equity-income fund) (File No. 033-12967)
Capital World Bond Fund® (bond fund) (File No.033-12447)
Capital World Growth and Income FundSM (growth-and-income fund) (File No. 033-54444)
EuroPacific Growth Fund® (growth fund) (File No. 002-83847)
Fundamental InvestorsSM (growth-and-income fund) (File No. 002-10760)
The Growth Fund of America® (growth fund) (File No. 002-14728)
The Income Fund of America® (equity-income fund) (File No. 002-33371)
Intermediate Bond Fund of America® (bond fund) (File No. 033-19514)
The Investment Company of America® (growth-and-income fund) (File No. 002-10811)
Limited Term Tax-Exempt Bond Fund of AmericaSM (tax-exempt bond fund) (File No. 033-66214)
The New Economy Fund® (growth fund) (File No. 002-83848)
New Perspective Fund® (growth fund) (File No. 002-47749)
New World FundSM (growth fund) (File No. 333-67455)
Short-Term Bond Fund of AmericaSM (bond fund) (File No. 333-135770)
SMALLCAP World Fund® (growth fund) (File No. 033-32785)
The Tax-Exempt Bond Fund of America® (tax-exempt bond fund) (File No. 002-49291)
The Tax-Exempt Fund of California® (tax-exempt bond fund) (File No. 033-06180)
The Tax-Exempt Fund of Maryland® (tax-exempt bond fund) (File No. 033-05270)
The Tax-Exempt Fund of Virginia® (tax-exempt bond fund) (File No. 033-05270)
U.S. Government Securities FundSM (bond fund) (File No. 002-98199)
Washington Mutual Investors FundSM (growth-and-income fund) (File No. 002-11051)

For more information, please refer to the funds’ prospectuses at www.americanfunds.com.